SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

Evogene Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.02 per share

(Title of Class of Securities)

M4119S104

(CUSIP Number)

November 26, 2013**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	Represents settlement date, which was the closing date of the issuer’s initial public offering, following satisfaction of closing conditions thereto. Trade date was November 21, 2013.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. M4119S104	Page 2 of 5

1	NAMES OF REPORTING PERSONS Monsanto Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,449,924 Ordinary Shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,449,924 Ordinary Shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,449,924 Ordinary Shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.87% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. M4119S104	Page 3 of 5

Item 1(a).	Name of Issuer:

Evogene Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13 Gad Feinstein Street

Park Rehovot P.O.B 2100

Rehovot 76121

Israel

Items 2(a),
(b) and (c).	Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Monsanto Company, a Delaware corporation (the “Reporting Person”).

The mailing address of the Reporting Person is 800 N. Lindbergh Blvd., St. Louis, Missouri 63167.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.02 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

M4119S104

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,449,924 Ordinary Shares

(b)	Percent of class:

Based on 24,819,577 Ordinary Shares outstanding following the Issuer’s initial public offering in the United States as indicated in the Issuer’s Prospectus filed on November 22, 2013, the Reporting Person holds approximately 9.87% of the issued and outstanding Ordinary Shares of the Issuer.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 2,449,924 Ordinary Shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,449,924 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0

SCHEDULE 13G

CUSIP NO. M4119S104	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. M4119S104	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2013

MONSANTO COMPANY

By:	/s/ Jennifer L. Woods
Name: Jennifer L. Woods
Title: Assistant Secretary